EXHIBIT 18

LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REGARDING CHANGE IN ACCOUNTING PRINCIPLE

March 15, 2006

Digital Insight Corporation

26025 Mureau Road

Calabasas, California

Dear Sirs/Madams:

We have audited the financial statements of Digital Insight Corporation as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 15, 2006 which expresses an unqualified opinion. Note 6 to such financial statements contains a description of your adoption during the year ended December 31, 2005 of the change in the date of the annual impairment test of goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California